Exhibit 12.1

EPICOR SOFTWARE, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	2010		2009		2008		2007	2006
Income (loss) before income taxes	$(6,781)		$(4,581)		$(4,046)		$38,539	$38,607
Fixed charges:
Interest expense	20,020		22,363		22,522		12,464	9,274
Portion of rent expense representative of interest	1,391		1,486		1,661		1,885	1,751
Amortized capitalized expenses	—		—		—		—	—

Total earnings	$14,630		$19,268		$20,137		$52,888	$49,632

Ratio of earnings to fixed charges	0.68	(1)	0.81	(2)	0.83	(3)	3.69	4.50

(1)	Deficiency in earnings totaled $6,781 in 2010.
(2)	Deficiency in earnings totaled $4,581 in 2009.
(3)	Deficiency in earnings totaled $4,046 in 2008.